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                                                                 EXHIBIT (A)(16)

[LAIDLAW ENVIRONMENTAL SERVICES INC. LETTERHEAD]

FOR IMMEDIATE RELEASE

CONTACT:  KENNETH W. WINGER
          PRESIDENT AND CHIEF EXECUTIVE OFFICER

          PAUL R. HUMPHREYS
          SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
          (803) 933-4210

                  LAIDLAW ENVIRONMENTAL STRENGTHENS OFFER FOR
                  SAFETY-KLEEN -- CASH CONSIDERATION INCREASED

COLUMBIA, South Carolina (January 26, 1998) -- Laidlaw Environmental Services, Inc. (NYSE:LLE) today announced the terms of a strengthened offer for all the outstanding shares of Safety-Kleen Corp. (NYSE:SK).

     Under the improved offer, each Safety-Kleen shareholder would receive $30.00 composed of $18.00 in cash and $12.00 in Laidlaw Environmental shares. The increased cash component is no longer subject to any reduction for estimated "break-up" fees and expenses agreed to by Safety-Kleen in their previous merger agreement with Philip Services Corp. and its partners. The actual number of shares to be issued would be determined by dividing $12.00 by the weighted average of the trading prices for Laidlaw Environmental shares for 10 days, selected by lot from the 20 trading days ending three business days immediately prior to the expiration of the offer, which continues to be 12:00 midnight New York City time on Friday, February 13, 1998. The number of shares issued would not be less than 2.24 shares, which would occur if the weighted average trading price is equal to or greater than $5.35714, and not more than 2.80 shares, which would occur if the weighted average trading price is equal to or less than $4.28571.

     Commenting on the improved offer, Kenneth W. Winger, Laidlaw Environmental Services' president and chief executive officer said,

     "The new terms we announce today represent both a strengthening and an effective increase to our previous offer to Safety-Kleen shareholders. These improved terms clearly put to rest the recent debate as to which offer represents the best and highest value. We look forward to the Safety-Kleen shareholders confirming the superiority of the Laidlaw Environmental offer by the tender of their shares to our bid."

     Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada, including 53 service locations, 11 landfills, 6 major incineration facilities and a number of specialty service locations.